UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   APRIL 4, 2005                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         April 4, 2005

3.       PRESS RELEASE

         The press release was released on April 4, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos, President
         Phone: (604) 687-1828

9.       DATE OF REPORT

         April 4, 2005.



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                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                       APRIL 4, 2005

                AMERA NORTH AND SOUTH AMERICA EXPLORATION UPDATE

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide an update on its exploration activities in South and North America. Since the Company's inception Amera has been working closely with The Grosso Group's network of contacts to acquire a significant portfolio of projects in key emerging mineral districts. Below is a summary of the Company's current exploration activities:

Nevada - Walker Lane Belt

Roy Property - A gold-silver epithermal system with outcropping alteration observed over a 2.25 square kilometer area. Float samples collected from the central portion of the property have assayed up to 41.5 G/T GOLD (1.2 OZ/TON); gold values from surface rock sampling to date range between 30 to 600 ppb.

Hills Property - Located 7 kilometers to the northwest of the Roy property, the Hills property hosts a prospective silver-gold epithermal system with a significant alteration zone that measures 1,000 meters by 500 meters. Rock chip sampling has returned values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold.

A geophysical program began on both properties in early March to define drill targets. The results from this program will be released shortly. (see News Release dated March 7, 2005).

Peru - Arequipa Province

Esperanza Property - On this bulk tonnage gold project previous exploration conducted by Amera has discovered a mineralized zone with anomalous gold over 1,000 meters in horizontal length. A steeply incised river valley has revealed that mineralization within this zone occurs over a vertical thickness of a minimum of 150 meters. Along with highly anomalous gold, elevated epithermal pathfinder elements occur over the entire length of the zone. On this project six gold targets have been identified to date, and the land package was recently expanded to 16,000 hectares to cover the area between Esperanza and Buenaventura's Poracota gold project.

Prior to Amera's discovery, no modern exploration has been conducted on the Esperanza project area. In mid to late April 2005 the Company's exploration team will be mobilizing to begin Phase II surface exploration on this highly prospective gold project. The entire region has recently seen an increase in exploration activity; most recently with Peruvian based Buenaventura directing a significant portion of its exploration budget at the neighbouring Poracota project.

Argentina - San Juan Province

Mogote Property - Recent drilling has confirmed the presence of a large copper gold porphyry system on the project. Exploration on Mogote is seasonal and the next exploration season begins in late October to early November 2005. Amera's Geologists are evaluating the results to date to formulate exploration plans for the next field season.


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NEWS RELEASE                                                       APRIL 4, 2005
AMERA RESOURCES CORPORATION                                               PAGE 2
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Amera is leveraging  its extensive  contact  network,  is actively  exploring in
Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

The Grosso Group - Amera enjoys a close association with The Grosso Group, giving the Company exposure to an extensive array of mineral opportunities and access to the Group's global financial network. The Grosso Group has enjoyed tremendous success in the exploration field, most notably with IMA Exploration Inc., and is comprised of a team of seasoned professionals led by Mr. Joseph Grosso. This affiliation enables Amera to fast track its property acquisition and exploration strategies.


ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 10

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